February 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AXIOS Sustainable Growth Acquisition Corporation
Registration Statement on Form S-1
File No. 333-262352

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), I-Bankers Securities, Inc., as representative of the several underwriters, hereby joins AXIOS Sustainable Growth Acquisition Corporation (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-262352) (the “Registration Statement”) to become effective on February 15, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned expects to distribute approximately 450 copies of the preliminary prospectus dated February 7, 2022 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

I-Bankers Securities, Inc.

By:	/s/ Shelley Leonard
Name:	Shelley Leonard
Title:	President